Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this
Schedule 13G dated May 15, 2026 in connection with their beneficial ownership of Wix.com
Ltd. Each of Columbia Seligman Technology and Information Fund and Columbia
Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute
the Schedule 13G to which this Exhibit is attached and make any necessary amendments
thereto.

Ameriprise Financial, Inc.

By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services

Columbia Management Investment Advisers, LLC

 By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services

Columbia Seligman Technology and Information Fund

 By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President & Chief Financial Officer